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                          Filed by Public Service Enterprise Group Incorporated
                          Pursuant to Rule 425 under the Securities Act of 1933
                                 and Deemed Filed Pursuant to Rule 14a-12 under
                                            the Securities Exchange Act of 1934

                                                             Subject Companies:
                                   Public Service Enterprise Group Incorporated
                                                (Commission File No. 001-09120)





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[EXELON LOGO]                                                       [PSEG LOGO]


                    EXELON AND PSEG AGREE TO HISTORIC MERGER

Deal Summary:

 Exelon and PSEG to merge to create Exelon Electric & Gas

 Combined company to be the nation's largest utility, serving 7 million electric customers and 2 million gas customers in Illinois, New Jersey and Pennsylvania

 Combined company to have total assets of $79 billion and approximately $27 billion in annual revenues and a generation portfolio of 52,000 megawatts of domestic capacity

 Separate two year Nuclear Operating Services Contract securing Exelon services for PSEG starting January 2005

 Exelon CEO remains CEO with full responsibility for the oversight of day-to-day operations

 PSEG CEO becomes non-executive Chairman of the Board of the combined entity

 PSEG appoints 6 and Exelon appoints 12 of the initial directors of combined entity

 Unanimously approved by both boards

 Shareholders of each company must approve

 Multiple regulatory approvals/clearances required

 Expected closing in 12-15 months

Strategic Rationale:

 Improved nuclear performance

 Complementary operations

   Contiguous service territories

   Improved T&D efficiency

   Improved balance in energy portfolio (gas & electric)

 Common regulatory framework

 Improved financial performance driven by significant synergies and enhanced base and scope

 Manageable regulatory approvals

 Bigger opportunities for employees

Employees will be treated fairly:

 Employees will know about changes as soon as possible

 Full performance of union contracts

 Maximum use of retirements and normal attrition to offset job losses

 Severance benefits for affected employees

Elected officials should support the deal:

 Enhanced value for current stockholders and continued financial strength for current bondholders

 No impact on retirees

 Continued major presence in New Jersey, as well as Pennsylvania and Illinois

 Continued civic support

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties is contained or referred to in the Current Reports on Form 8-K filed with the SEC on December 21, 2004 by Exelon and PSEG, respectively. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this document.

This communication is not a solicitation of a proxy from any security holder of Exelon or PSEG. Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed to security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS
AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY
WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from PSEG, Investor Relations, 80 Park Plaza,. P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon's directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG's directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.